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Targeting PRAME+ Tumors with IMA203CD8, a PRAME - directed TCR T - cell Therapy: Results from a Phase 1 Study Antonia Busse 1 , Dejka M. Araujo 2 , Winfried Alsdorf 3 , Oladapo Yeku 4 , Tobias A.W. Holderried 5,6 , Leonel F. Hernandez - Aya 7 , Sarah Taylor 8 , Dirk Jaeger 9 , Manik Chatterjee 10 , Anthony J. Olszanski¹¹, Eva M. Wagner - Drouet¹², Peter Herhaus¹³, Katrin Wetzko 14 , Apostolia M. Tsimberidou², Friederike Schmitz 5 , Diwakar Davar 15 , Karine Pozo 16 , Liane Preussner 17 , Cedrik M. Britten 17 , Martin Wermke 18 Prof. Dr. med. Antonia Busse Proffered paper presentation , abstract #7231 1 Charité Medical University Hospital, Berlin, Germany; 2 The University of Texas MD Anderson Cancer Center, Houston, TX, USA; 3 Department of Hematology and Oncology , University Hospital Hamburg Eppendorf, Hamburg, Germany; 4 Massachusetts General Hospital, Boston, MA, USA; 5 University of Bonn, University Hospital Bonn, Medical Clinic and Polyclinic III Internal Medicine with a focus on Oncology , Hematology , and Rheumatology , Bonn, Germany; 6 Clinical Division of Hematology , Department of Internal Medicine, Medical University of Graz, Graz, Austria; 7 University of Miami, Miami, FL, USA; 8 University of Pittsburgh Cancer Institute, Pittsburgh, PA, USA; 9 University Hospital Heidelberg, Heidelberg, Germany and Translational Oncology /Early Clinical Trial Unit (ECTU); 10 Comprehensive Cancer Center Mainfranken, University Hospital Würzburg, Würzburg, Germany; 11 Department of Hematology / Oncology , Fox Chase Cancer Center, Philadelphia, PA, USA; 12 University Medical Center of the Johannes Gutenberg University Mainz, Mainz, Germany; 13 TUM School of Medicine and Health, Department of Internal Medicine III, University Medical Center, Technical University of Munich, Germany; 14 University Hospital Dresden, Dresden, Germany; 15 University of Pittsburgh Medical Center (UPMC), Hillman Cancer Center, Pittsburgh, PA, USA; 16 Immatics US, Houston, TX, USA; 17 Immatics Biotechnologies GmbH, Tuebingen , Germany; 18 TU Dresden, Carl - Gustav - Carus Faculty of Medicine, NCT/UCC Early Clinical Trial Unit, Dresden, Germany. Copies of this presentation obtained through QR, AR and/or text key codes are for personal use only and may not be reproduced without written permission of the authors

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 2 Declaration of Interests Prof. Dr. med. Antonia Busse , abstract #7231 Employment or leadership position: None Consultancy/advisory activities: None Ownership of shares, stocks or investment funds: None Patents, copyrights, licensing rights or royalties: None Honoraria ( eg , for lectures, advisory boards, consultancy): Novartis; Gilead; Hexal ; BMS; Roche; MSD; AstraZeneca Research funding: Novartis Other financial relationships: None Non - financial interests: None

IMA203CD8: A Systemic TCR T-cell Therapy Designed to Target the Intracellular Tumor Antigen PRAME

PRAME is expressed in >50 cancers

Indication	% PRAME+ patients[a]
Cutaneous melanoma	95%
Uterine carcinoma	95%
Uterine carcinosarcoma	95%
Synovial sarcoma	95%
Uveal melanoma	90%
Mucosal melanoma	90%
Ovarian carcinoma subtypes[b]	85%
Squamous cell NSCLC	70%
Triple-negative breast carcinoma	65%
Small cell lung cancer	45%
Esophageal carcinoma subtype	45%
Kidney carcinoma subtype	40%
Cholangiocarcinoma	35%
HER2-enriched breast carcinoma	30%
Adenocarcinoma NSCLC	25%
Head & neck squamous cell carcinoma	25%
Hepatocellular carcinoma	20%
Bladder carcinoma	20%

Mechanism of action



Engineered PRAME-specific TCR
PRAME-HLA-A*02:01 complex
IMA203CD8
CD4/CD8 T cells expressing CD8αβ
Intracellular PRAME
Th1 cytokines and cytotoxic effector molecules
Other proteins
Proteasome
CD8αβ
Peptides
HLA-A*02:01
Tumor cell

IMA203CD8 is an investigational therapy, and its use has not been proven to be safe or effective. It has not been approved by the FDA or any other regulatory agency outside of the US.

[a] Data on file: PRAME target prevalence is based on a proprietary mass spec-guided expression threshold applied to RNAseq data (approximate values; values between 95%-100% shown as 95%). [b] Includes the following subtypes: clear cell carcinoma, endometrioid carcinoma, serous cystadenocarcinoma.

CD, cluster of differentiation; FDA, US Food and Drug Administration; HER2, human epidermal growth factor receptor 2; HLA, human leukocyte antigen; NSCLC, non-small cell lung cancer; PRAME, preferentially expressed antigen in melanoma; RNAseq, RNA sequencing; TCR, T-cell receptor; Th1, T helper 1.

Data cutoff: August 7, 2026

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Phase 1 Multicenter Trial of IMA203CD8 in PRAME+ Solid Tumors



Patient Journey
SCREENING/MANUFACTURING
TREATMENT/OBSERVATION
FOLLOW UP
Lymphodepletion
Fludarabine 30 mg/m²
Cyclophosphamide 500 mg/m²
days -6 to -3
± Low Dose IL-2[a]
1M IU SUBQ QD, days 3-5, then
1M IU SUBQ BID, days 6-10
HLA-A*02:01 Testing
(blood)
Leukapheresis
IMA203CD8
one-time infusion
PRAME Testing
Biopsy or archived tissue
No longer required for indications with high PRAME prevalence, including ovarian and uterine cancer, melanoma, and synovial sarcoma
IMA203CD8
Manufacturing
(~2 weeks)

Key Objectives

Primary:
- Tolerability
- Determination of RP2D

Secondary:
- Efficacy
- Pharmacokinetics

Key Eligibility Criteria

- Advanced or metastatic solid tumors
- Age ≥18 years
- ECOG PS 0-1
- HLA-A*02:01 positive
- PRAME positive
- No available SOC treatment options
- Measurable disease (RECIST 1.1)
- Adequate organ function

Dose Escalation Scheme

± Low Dose IL-2[a]



DL3 (n=7)
0.44-1.00×10⁹ total TCR T cells
DL4a (n=38)
0.93-1.86×10⁹ total TCR T cells
DL4b (n=4)
1.49-2.05×10⁹ total TCR T cells
DL4c (n=9)
1.15-3.06×10⁹ total TCR T cells
DL5 (n=7)
1.95-4.30×10⁹ total TCR T cells
DL6 (n=15)
3.55-8.22×10⁹ total TCR T cells
DL7 (n=17)
4.26-12.50×10⁹ total TCR T cells

Dose escalation completed

Enrichment at relevant DLs (≥DL4c): ~1.2–12.5 billion total TCR T cells

IMA203-101: NCT03686124; Based on initial safety data observed with anzu-cel (IMA203), IMA203CD8 dose escalation was initiated at DL3. Total TCR T cells calculated from defined number of TCR T cells/m² BSA per dose level X1.8 m² BSA.

[a] Dose level ≥DL4c is evaluated ±IL-2, starting without IL-2. If tolerable, add IL-2 at the same dose or escalate to next dose without IL-2; outpatient IL-2 administration at investigator's discretion.

Anzu-cel, anzutresgene autoleucel; bid, twice daily; BSA, body surface area; DL, dose level; ECOG, Eastern Cooperative Oncology Group; HLA, human leukocyte antigen; IL, interleukin; IU, international unit; PRAME, preferentially expressed antigen in melanoma; PS, performance status; qd, once daily; RP2D, recommended phase 2 dose; SOC, standard of care; SUBQ, subcutaneous; TCR, T-cell receptor.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Patient Disposition



Safety Population[a]
N=98
n=1 lymphodepleted, but not infused
n=4 pending first postbaseline scan
n=1 consent withdrawn before assessment
n=1 EOT before first scan
n=1 no measurable disease at baseline
Efficacy-evaluable Population[b]
n=90
Gynecologic Indications
n=27
Melanoma
n=44
Synovial Sarcoma
n=12
Other
n=7

	Gynecologic Indications	Melanoma	Synovial Sarcoma	Other
<DL4c	n=7	n=28	n=11	n=2
≥DL4c	n=20	n=16	n=1	n=5

Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast and non-small cell lung cancer. [a] All patients who started lymphodepletion.
[b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death.
DL, dose level; EOT, end of treatment.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Baseline Characteristics

	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Median age (range), years	58 (20-85)	58 (35-75)	62 (23-85)	46 (20-66)	56 (38-71)
Female, n (%)	63 (64)	27 (100)	22 (50)	4 (33)	4 (57)
ECOG PS 1, n (%)	40 (41)	10 (37)	21 (48)	2 (17)	4 (57)
LDH ≥1×ULN, n (%)	43 (44)	11 (41)	21 (48)	4 (33)	5 (71)
Median target lesion SLD (range), cm[c]	6.8 (1.1-43.4)	6.2 (1.1-21.6)	7.9 (1.3-43.4)	8.1 (1.2-41.1)	6.4 (3.9-14.7)
Median number of tumor lesions (range)[c]	5 (1-25)	5 (1-25)	4 (1-25)	8 (1-16)	6 (5-25)
Liver metastasis, n (%)	45 (46)	14 (52)	25 (57)	1 (8)	3 (43)
Brain metastasis, n (%)	9 (9)	0 (0)	7 (16)	0 (0)	1 (14)
Bone metastasis, n (%)	16 (16)	3 (11)	7 (16)	2 (17)	4 (57)
Peritoneal disease, n (%)	32 (33)	17 (63)	9 (20)	1 (8)	2 (29)

[a] All patients who started lymphodepletion. [b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer. [c] Two patients were excluded from the target lesion analysis due to unavailable target lesion measurements at the time of data cutoff.
ECOG, Eastern Cooperative Oncology Group; LDH, lactate dehydrogenase; PS, performance status; SPD, sum of longest diameter; ULN, upper limit of normal.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Treatment Experience

Prior Therapy	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Treatment, n (%)					
Radiation	53 (54)	5 (19)	31 (70)	9 (75)	6 (86)
Systemic treatment	97 (99)	27 (100)	43 (98)	12 (100)	7 (100)
Lines of systemic treatment, median (range)	3 (0-9)	4 (1-7)	3 (0-9)	2 (1-5)	4 (2-7)
≥3, n (%)	77 (79)	22 (81)	37 (84)	5 (42)	6 (86)
Immune checkpoint inhibitors, n (%)	55 (56)	5 (19)	39 (89)	0	6 (86)
Chemotherapy, n (%)	68 (69)	27 (100)	14 (32)	12 (100)	7 (100)
Ovarian cancer only (n=24):					
Lines of prior platinum-based therapy, n (%)	-	24 (100)	-	-	-
Platinum-resistant, n (%)	-	19 (79)	-	-	-
Lines post-platinum resistance, median (range)	-	1 (0-4)	-	-	-
Targeted therapies (ie, ADCs, TKIs), n (%)	54 (55)	23 (85)	15 (34)	5 (42)	5 (71)
TCR-based therapies, n (%)	18 (18)	0	15 (34)	1 (8)	0

On Study	Safety Population[a]	Efficacy-evaluable Population[b]			
	All N=98	Gynecologic Indications n=27	Melanoma n=44	Synovial Sarcoma n=12	Other n=7
Total infused dose TCR T cells [×10^9], median (range)	**1.81** (0.44-12.50)	3.55 (0.47-12.50)	**1.67** (0.44-11.80)	**1.59** (0.89-10.00)	**1.95** (1.47-10.00)

[a] All patients who started lymphodepletion. [b] All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer.
ADC, antibody drug conjugate; TKI, tyrosine kinase inhibitor; TCR, T-cell receptor.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Tolerability in Advanced Solid Tumors

TEAEs in ≥20% of Patients (N=98[a])

Preferred term, n (%)	Any grade	Grade ≥3
Patients with any adverse event	98 (100)	97 (99)
Neutropenia	88 (90)	87 (89)
Anemia	78 (80)	54 (55)
Thrombocytopenia	71 (72)	36 (37)
Nausea	64 (65)	2 (2)
Lymphopenia	45 (46)	45 (46)
Rash	39 (40)	5 (5)
Fatigue	37 (38)	6 (6)
Transaminase elevation	37 (38)	12 (12)
Hypokalemia	34 (35)	2 (2)
Constipation	33 (34)	0
Vomiting	28 (29)	0
Abdominal pain	26 (27)	3 (3)
Leukopenia	25 (26)	23 (23)
Hyponatremia	23 (23)	2 (2)
Pyrexia	23 (23)	0
Hypophosphatemia	21 (21)	3 (3)
Diarrhea	20 (20)	3 (3)
Headache	20 (20)	1 (1)

All TEAEs occurring in at least 20 patients (≥20%) are presented. Grades were determined according to National Cancer Institute Common Terminology Criteria for Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al, 2018 before protocol v11.0; Neelapu et al, from protocol v11.0 onward)

Adverse Events of Special Interest (N=98[a])

CRS, any grade, n (%)	94 (96)
Grade 1	38 (39)
Grade 2	47 (48)
Grade 3	8 (8)
Grade 4	1 (1)
HLH, any grade, n (%)	7 (7)
Grade 1	0
Grade 2	4 (4)
Grade 3	2 (2)
Grade 4	1 (1)
ICANS, any grade, n (%)	8 (8)
Grade 1	5 (5)
Grade 2	1 (1)
Grade 3	2 (2)

Late N-ICAHT Beyond Day 28 (N=87)

ICAHT, any grade, n (%)	20 (23)
Grade 1-2	15 (17)
Grade 3-4	5 (6)

Late neutropenia-based Immune Effector Cell–Associated Hematotoxicity (N-ICAHT) grade was based on the second-lowest absolute neutrophil count between days 28-100 postinfusion and required ≥2 neutropenic measurements during this period, including ≥1 between days 35-60. Measurements before the day 28 visit were not used for late ICAHT grading but were considered when determining neutropenia onset and duration. Day 28 visits could have occurred ±3 days before or after day 28. Assessments were available for n=87 patients.

- Most frequent TEAEs were cytopenias associated with lymphodepletion
- CRS was mostly grade 1-2
- DLTs in 4 of 98 patients:
  1. DL4b: grade 4 neurotoxicity/CRS with grade 3 HLH
  2. DL4b: grade 3 CRS
  3. DL5: grade 3 ICANS[b]
  4. DL7: grade 4 skin infection[b]
- Late grade 3-4 N-ICAHT in 5 patients was manageable with supportive treatment; all improved to grade ≤2 at a median of 69 days postinfusion (range, 42–121)
- No IMA203CD8-related grade 5 event[c]
- **MTD not reached with doses up to 12.5 billion IMA203CD8 cells**

[a] All patients who started lymphodepletion, including 1 patient who did not receive IMA203CD8 cells. [b] 2 events met DLT criteria but did not limit dose escalation: 1 in an enrichment cohort at DL5 and 1 at highest dose, DL7 (1/6 patients), both within protocol-defined dose-finding rules. [c] Possibly related grade 5 event as previously reported was determined by the PI to be unlikely related to IMA203CD8 after complete assessment. Patient died from sepsis that was aggravated by immunosuppression from fludarabine/cyclophosphamide (possibly related), a grade 4 HLH event, the toxicity management, and rapidly progressing disease.
CARTOX, CAR T-cell therapy–associated toxicity; CRS, cytokine release syndrome; DL, dose level; DLT, dose-limiting toxicity; HLH, hemophagocytic lymphohistiocytosis; ICANS, immune effector cell–associated neurotoxicity syndrome; PI, principal investigator; MTD, maximum tolerated dose; TEAE, treatment-emergent adverse event.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 9 TCR T - cell Activity Across Indications Prof. Dr. med. Antonia Busse , abstract #7231 % activated TCR T cells is evaluated based on surface expression of PD - 1 (% PD - 1 positive TCR T cells ) assessed by flow cytometry . Gynecologic indications include ovarian cancer and uterine cancer ; melanoma includes cutaneous , uveal , mucosal , acral melanoma , and melanoma of unknown primary ; other indications include breast and non - small cell lung cancer. CD, cluster of differentiation ; FP, final product ; IFN - γ, interferon gamma ; PD - 1, programmed cell death protein - 1; TCR, T - cell receptor . Data cutoff: August 7, 2026 Similar PD - 1 Frequency in TCR T cells Over Time Similar Serum IFN - γ Levels Over Time Activated CD4 - CD8+ TCR T cells Activated CD4+CD8+ TCR T cells FP 7 14 60 90 0 20 40 60 80 100 PD-1 Days post-infusion % a c t i v a t e d C D 4 - C D 8 + T C R - T Melanoma SynSar GynOnc Others % activated CD4 - CD8+ TCR T cells FP 7 14 60 90 0 20 40 60 80 100 PD-1 Days post-infusion % a c t i v a t e d C D 4 + C D 8 + T C R - T Melanoma SynSar GynOnc Others % activated CD4+CD8+ TCR T cells Days postinfusion Days postinfusion Days postinfusion Melanoma Synovial sarcoma Other Gynecologic indications

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 10 'DWDFXW  RII       ;  D[LV  ,QGLFDWLRQ 3RSXODWLRQ  ,0$  &'  :DWHUIDOO 2QJRLQJ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67                                                                                                                                                                 ,QGLFDWLRQ           5(&,67    %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI7DUJHW/HVLRQVIURP%DVHOLQH %DVHOLQH * * * Prof. Dr. med. Antonia Busse , abstract #7231 n=2 patients with ovarian cancer and n=1 patient with melanoma died before first postbaseline scan and n=1 additional patient wi th melanoma had a non - evaluable target lesion; these patients are not depicted in the plot but were included in the ORR, cORR and DCR calculation. ORR: according to RECIST 1.1 at any postbaseline scan, PD or death at any prior timepoint; Confirmed ORR for patients with ≥2 postbaseline scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. For patients achieving a (c)CR with <100 % c hange from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1. BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease contro l r ate; NSCLC, non - small cell lung cancer; (c)ORR, (confirmed) objective response rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease; UNK, unknown. Objective responses across all dose levels and biologically distinct tumor types, including ovarian and uterine cancer, melanoma, and synovial sarcoma 90 N 51% (46/90) ORR 41% (36/87) cORR 82% (74/90) DCR (at week 6) 83% (71/86) Tumor reduction Data cutoff: August 7, 2026 BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR * Confirmed response based on prior PR that deepened to CR Tumor Reduction Across Dose Levels and Indications During Dose Escalation

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 11 'DWDFXW  RII       3DWLHQWVDUHRUGHUHGE\EHVWSHUFHQWDJHFKDQJHZLWKLQHDFKVXEJURXS  6XEJURXSRUGHU   6HOHFWHGVXEJURXSEORFNV :DWHUIDOO3ORW 2QJRLQJ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67                                                                                                                                                                 *\Q2QF 0HODQRPD 6\QRYLDO6DUFRPD 2WKHU 'RVH/HYHO           7DUJHW/HVLRQVIURP%DVHOLQH 5(&,67    %HVW  &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI %DVHOLQH * * * Tumor Reduction Across Dose Levels During Dose Escalation by Indication Prof. Dr. med. Antonia Busse , abstract #7231 Data cutoff: August 7, 2026 1.95 1.59 1.67 3.55 Median dose [ î 10 9 total TCR T cells] 29% (2/ 7 ) 67% (8/12) 52% (23/44) 48% ( 13 / 27 ) ORR 0% ( 0 / 6 ) 67% (8/12) 41% ( 17 / 42 ) 41% ( 11 / 27 ) cORR 100% (7/7) 100% (12/12) 8 2% ( 36 / 44 ) 70% (1 9 / 27 ) DCR 86% (6/7) 92% (11/12) 8 8% ( 37 / 42 ) 68% ( 17 / 25 ) Tumor reduction BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR * Confirmed response based on prior PR that deepened to CR Gynecologic Indications (n=27) Melanoma (n=44) Synovial Sarcoma (n=12) Other (n=7) n=2 patients with ovarian cancer and n=1 patient with melanoma died before first postbaseline scan and n=1 additional patient wi th melanoma had a non - evaluable target lesion; these patients are not depicted in the plot but were included in the ORR, cORR and DCR calculation. ORR: according to RECIST 1.1 at any postbaseline scan, PD or death at any prior timepoint; Confirmed ORR for patients with ≥2 postbaseline scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. For patients achieving a (c)CR with <100 % c hange from baseline, target lesions were lymph nodes that resolved to <10 mm per RECIST 1.1. Gynecologic indications include ovarian cancer and uterine cancer ; melanoma includes cutaneous , uveal , mucosal , acral melanoma , and melanoma of unknown primary ; other indications include breast cancer and non - small cell lung cancer . BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; (c)ORR, (confirmed) objective re spo nse rate; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease.

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 12 Changes in Tumor Size Over Time Prof. Dr. med. Antonia Busse , abstract #7231 BOR, best overall response; (c)CR, (confirmed) complete response; mFU , median follow - up; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease Data cutoff: August 7, 2026 3' 3' %DVHOLQH %DVHOLQH 35 35               0RQWKVSRVW7FHOOLQIXVLRQ              &KDQJHLQ6XPRI/RQJHVW'LDPHWHURI7DUJHW/HVLRQVIURP%DVHOLQH >@ 3' 6' 35 F35 &5 F&5 %HVWRYHUDOOUHVSRQVH 5(&,67    2QJRLQJ 6SLGHU 3RSXODWLRQ  (IILFDF\$QDO\VLV6HW  ,0$  &'  0DUNHUV  'RW 'DWDFXW  RII       All dose levels: Deep and durable responses observed across all indications with ongoing responses beyond 2.5 years ( mFU time of mPFS : 12.8 months ) BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR Months post T - cell infusion

Responses of Metastatic Lesions



Best % Change from Baseline per Target Lesion
100
75
50
25
0
-25
-50
-75
-100
Abdomen/Peritoneum (n=32)
Liver (n=59)
Lung (n=43)
Lymph node (n=37)
Other[b] (n=70)
n=87[a]
Gynecologic indications
Melanoma
Synovial sarcoma
Other

Each data point represents reduction of a target lesion. Total number of target lesions evaluated: 241.

[a] Best overall response of target lesions not available for n=3 patients. Gynecologic indications include ovarian cancer and uterine cancer; melanoma includes cutaneous, uveal, mucosal, acral melanoma, and melanoma of unknown primary; other indications include breast cancer and non-small cell lung cancer.

[b] Other: bone, breast, cervical neck, chest, colon, esophagus, gastric, kidney, pelvis, pleural effusion, skin, vagina, and other investigator specified locations.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Content of this presentation is copyright and responsibility of the author. Permission is required for re - use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ntitumor Activity at Higher Doses ≥DL4c in Patients with Gynecologic Indications Prof. Dr. med. Antonia Busse , abstract #7231 n=1 patient with ovarian cancer died prior to first post baseline scan not evaluable for assessment of tumor reduction, not d epi cted in plot but included in ORR, cORR and DCR calculation; ORR: according to RECIST 1.1 at any postbaseline scan, PD or death at any prior timepoint; Confirmed ORR f or patients with ≥2 postbaseline scans per RECIST 1.1, PD or death at any prior timepoint, those with ongoing unconfirmed PR/CR were excluded. Fo r t hose patients achieving a (c)CR with <100% changes from baseline, target lesions were lymph nodes that resolved to <10 mm per RE CIST 1.1. # Ongoing confirmed PR (RECIST 1.1) as of last scan at month 7.5, suspected clinical progression by clinical site at month 6 in discrepancy to RECIST response du e t o tumor marker increase; patient off study at month 8 and receiving further anti - tumor treatment. Initially reported unconfirmed CR according to database entry by site referred to a lesion incorrectly classified as target lesion. Retrospective review determined that patient has no measurable target lesion at base lin e and was therefore removed from efficacy population. BOR, best overall response; (c)CR, (confirmed) complete response; DCR, disease control rate; DL, dose level; (c)ORR, (confirm ed) objective response rate; mDOR , median duration of response; mFU , median follow - up; PD, progressive disease; (c)PR, (confirmed) partial response; SD, stable disease. Data cutoff: August 7, 2026 BOR (RECIST 1.1) PD Ongoing response/disease control SD PR cPR CR cCR * Confirmed response based on prior PR that deepened to CR * Ovarian cancer Uterine cancer Uterine Cancer Ovarian Cancer Gynecologic Indications N=20 2/2 56% (10/18) 60% (12/20) ORR 2/2 50% (9/18) 55% (11/20) cORR 2/2 67% (12/18) 70% (14/20) DCR (at week 6) 2/2 65% (11/17) 68% (13/19) Tumor reduction # Months post T - cell infusion 8.4 (2.1+, 12.2) 6.0 mDOR (range), months mFU #

Durability Potential at Higher Doses ≥DL4c in Patients with Gynecologic Indications


Progression-free survival
Progression-free Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
0
3
6
9
12
15
mPFS (range), months 5.8 (1.1, 14.8)
mFU 8.1


Overall survival
Overall Survival Probability
1.0
0.8
0.6
0.4
0.2
0.0
0
3
6
9
12
15
18
21
Months
mOS (range), months NR (1.1, 19.9+)
mFU 7.8

Ongoing patients were censored at the data cutoff for PFS and OS; PFS and OS rates were calculated using the Kaplan-Meier method. Gynecologic indications include ovarian cancer and uterine cancer.
DL, dose level; mFU, median follow-up; mPFS, median progression-free survival; mOS, median overall survival; NR, not reached.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 16 Conclusions Prof. Dr. med. Antonia Busse , abstract #7231 • IMA203CD8 demonstrated a consistent and manageable safety profile in patients with advanced PRAME - positive solid tumors • Antitumor activity observed across multiple tumor types , with 51% ORR and 41% cORR • Deep and durable responses , including multiple complete responses and responses ongoing beyond 2.5 years • Encouraging activity in gynecologic cancers at higher doses , with 60% ORR and 55% cORR • These findings support the clinical proof - of - concept for PRAME - directed TCR T - cell therapy across multiple solid tumors and provide a rationale for continued evaluation of IMA203CD8 (c)ORR, (confirmed) objective response rate; PRAME, preferentially expressed antigen in melanoma; TCR, T - cell receptor. Data cutoff: August 7, 2026

Thank You – Trial Participants & Caregivers Prof. Dr. med. Antonia Busse , abstract #7231 This study was funded by Immatics , Inc. Biostatistical and translational support was provided by Friedrich Vollmer, MSc , and Ana Maia, PhD with Immatics , Inc. Medical writing support was provided by Decera Clinical, funded by Immatics , Inc. Maps generated with ChatGPT - 5.6 Sol, 2026 Copies of this presentation obtained through QR, AR and/or text key codes are for personal use only and may not be reproduced without written permission of the authors

Appendix

Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 19 Patient Disposition Prof. Dr. med. Antonia Busse , abstract #7231 a All patients who started lymphodepletion . b All patients who received IMA203CD8 infusion and had ≥1 postbaseline scan, progressive disease or death. DL, dose level; EOT, end of treatment; MUP, melanoma of unknown primary; NSCLC, non - small cell lung cancer . Data cutoff: August 7, 2026 Safety Population a N=98 Efficacy - evaluable Population b n=90 Gynecologic Indications n=27 Melanoma n=44 Synovial Sarcoma n=12 n=1 lymphodepleted, but not infused n=4 pending first postbaseline scan n=1 consent withdrawn before assessment n=1 EOT before first scan n=1 no measurable disease at baseline <DL4c ≥DL4c Ovarian Cancer n=24 Uterine Cancer n=3 Cutaneous melanoma n=22 MUP n=2 n=6 n=18 n=1 n=2 n=15 n=7 n=9 n=6 n=2 n=1 - n=2 n=2 - - n=4 n=2 n=1 Uveal melanoma n=15 Mucosal melanoma n=3 Acral melanoma n=2 Other n=7 Breast cancer n=4 NSCLC n=3 n=11 n=1

IMA203CD8 TCR T-cell Expansion and Persistence in Multiple Indications

1. Kinetics in periphery over time

Similar TCR T-cell kinetics between indications with peak occurring mainly at day 3-7 and persisting beyond 1 year postinfusion



Vector copies/µg DNA
1×10⁷
1×10⁶
1×10⁵
1×10⁴
1×10³
1×10²
1×10¹
Day 1
Day 3
Day 7
Week 2
Week 3
Month 1
Month 2
Month 3
Month 6
Month 12
Month 15

Gynecologic indications (n=29*), melanoma (n=42*), synovial sarcoma (n=12*), other (n=8*)

2. Early expansion

Similar TCR T-cell peak level across indications



Peak expansion (C_{max}) [vector copies/ug gDNA]
1×10⁷
1×10⁶
1×10⁵
1×10⁴

3. Cumulative exposure and persistence

Similar AUC over the first 28, 60, and 90 days



AUC 0-28 days
AUC 0-60 days
AUC 0-90 days
Gynecologic indications
Melanoma
Synovial sarcoma
Other

*n indicates the maximum number of patients contributing to an individual timepoint. Sample availability varied across timepoints, with fewer patients contributing data beyond Month 3. Persistence data are presented as median with interquartile range and each point represents a patient.

AUC, area under the curve; Cmax, maximum concentration; DNA, deoxyribonucleic acid; gDNA, genomic DNA; TCR, T-cell receptor.

Data cutoff: August 7, 2026

Prof. Dr. med. Antonia Busse, abstract #7231

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Content of this presentation is copyright and responsibility of the author. Permission is required for re - use. 21 IMA203CD8 TCR T - cell Persistence in Peripheral Blood in Multiple Indications Prof. Dr. med. Antonia Busse , abstract #7231 Shorter follow - up for gynecologic indications due to later study treatment. TCR, T - cell receptor . Data cutoff: August 7, 2026 Sustained persistence of IMA203CD8 T cells observed across multiple indications, with persistence beyond 2.5 years postinfusion in individual patients Other indications 0 10 20 30 1×10 1 1×10 2 1×10 3 1×10 4 1×10 5 1×10 6 1×10 7 40 60 80 100200 400 600 80010001200 Days post-infusion V e c t o r c o p i e s / µ g D N A Gynecologic indications Melanoma Synovial sarcoma Days postinfusion Days postinfusion Days postinfusion Days postinfusion

Patient-level Data in Gynecologic Cancers Treated with IMA203CD8 at ≥DL4c in Phase 1 (n=20)

Indication	Number of prior systemic treatment lines	Prior treatments	Total infused dose TCR T cells[1] [×10⁹]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
Uterine cancer	1	Pembrolizumab + Chemotherapy (carboplatin, paclitaxel)	3.15E+09	5	CR	-100	Response until 6.1 months PFS	New lesions
Ovarian, fallopian tube, or peritoneal cancer	5	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, doxorubicin) Chemotherapy (carboplatin, gemcitabine) Chemotherapy (paclitaxel) Chemotherapy (docetaxel)	6.22E+09	6	cCR	-60.8	Ongoing response at 10.5 months PFS	
Ovarian, fallopian tube, or peritoneal cancer	1	Chemotherapy (carboplatin, paclitaxel)	1.43E+09	4c	cCR	-46.7	Response until 6.0 months PFS	Non-target lesion progression, new lesions
Ovarian, fallopian tube, or peritoneal cancer	7	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Bevacizumab Bevacizumab + chemotherapy (carboplatin, doxil) PARPi + Mirvetuximab PRT7732-01 SGR-3515 Bevacizumab + Chemotherapy (carboplatin, gemcitabine)	8.68E+09	7	cPR	-100	Ongoing response at 3.5 months PFS	
Ovarian, fallopian tube, or peritoneal cancer	5	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + chemotherapy (carboplatin, paclitaxel) PARPi + chemotherapy (caelyx, carboplatin) Chemotherapy (carboplatin, cisplatin, gemcitabine) Chemotherapy (paclitaxel)	2.30E+09	5	cPR	-74.4	Response until 7.4 months PFS	Suspected clinical progression by clinical site in discrepancy to RECIST response due to tumor marker increase
Ovarian, fallopian tube, or peritoneal cancer	4	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + chemotherapy (carboplatin, paclitaxel) PARPi + chemotherapy (carboplatin, gemcitabine) Chemotherapy (carboplatin, doxorubicin)	7.07E+09	6	cPR	-66.9	Response until 14.8 months PFS	Target lesion progression
Ovarian, fallopian tube, or peritoneal cancer	1	Chemotherapy (carboplatin, paclitaxel)	4.26E+09	7	cPR	-60.9	Response until 5.8 months PFS	Target lesion progression
Ovarian, fallopian tube, or peritoneal cancer	6	Chemotherapy (carboplatin, taxol) PARPi Chemotherapy (carboplatin, caelyx) PARPi PARPi Chemotherapy (carboplatin, gemcitabine)	6.59E+09	6	cPR	-43.6	Response until 5.1 months PFS	Target and non-target progression, new lesions
Ovarian, fallopian tube, or peritoneal cancer	3	Bevacizumab + PARPi + chemotherapy (paclitaxel, docetaxel, carboplatin) Chemotherapy (doxorubicin, carboplatin, gemcitabine) Chemotherapy (carboplatin, cyclophosphamide)	4.16E+09	6	cPR	-40.2	Ongoing response at 7.3 months PFS	

Data cutoff: August 7, 2026

N=20 patients in efficacy population included.
BOR, best overall response; DL, dose level; cCR, confirmed complete response; cPR, confirmed partial response; max, maximum; OC, ovarian cancer; PARPi, poly(ADP-ribose) polymerase inhibitor; PFS, progression-free survival; RECIST, Response Evaluation Criteria in Solid Tumors; TCR, T-cell receptor.

Prof. Dr. med. Antonia Busse, abstract #7231

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Patient-level Data in Gynecologic Cancers Treated with IMA203CD8 at ≥DL4c in Phase 1 (n=20)

Indication	Number of prior systemic treatment lines	Prior treatments	Total infused dose TCR-T cells[1] [$\times 10^9$]	DL	BOR	BOR (Max % change of target lesions)	Comment	Reason for Progression
Ovarian, fallopian tube, or peritoneal cancer	4	Chemotherapy (carboplatin, taxol) Chemotherapy (carboplatin, gemcitabine) Chemotherapy (mitomycin) Chemotherapy (cisplatin, paclitaxel)	12.5E+9	7	cPR	-38.2	Response until 5.8 months PFS	Non-target progression
Uterine cancer	3	Chemotherapy (carboplatin, paclitaxel) Exp. therapy (selinexor) TKI + ICI	10.1E+9	7	cPR	-74.1	Ongoing response at 8.8 months PFS	
Ovarian, fallopian tube, or peritoneal cancer	4	Chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, gemcitabine) Durvalumab, Olaparib, UV1 injection (therapeutic cancer vaccine) Chemotherapy (paclitaxel)	11.0E+9	7	PR	-40	Response until 3.0 months PFS	Target and Non-target lesion progression
Ovarian, fallopian tube, or peritoneal cancer	6	Chemotherapy (carboplatin, taxol) Chemotherapy (carboplatin, paclitaxel) Bevacizumab Exp. therapy (AVB-001) Bevacizumab + Chemotherapy (carboplatin, gemcitabine) Chemotherapy (carboplatin, gemzar)	2.26E+09	4c	SD	16.1	Response until 3.0 months PFS	Not evaluable target and non-target lesions
Ovarian, fallopian tube, or peritoneal cancer	2	chemotherapy (carboplatin, paclitaxel) PARPi + Bevacizumab	9.22E+09	7	SD	2.0	Ongoing disease stabilization at 3.5 months PFS	
Ovarian, fallopian tube, or peritoneal cancer	4	PARPi + chemotherapy (carboplatin, paclitaxel) Bevacizumab PARPi + chemotherapy (caelyx, carboplatin) Chemotherapy (topotecan)	3.55E+09	6	PD	-40	Progressive disease at 1.5 months PFS	Target and non-target progression, new lesions
Ovarian, fallopian tube, or peritoneal cancer	3	Bevacizumab + PARPi + chemotherapy (carboplatin, paclitaxel) Chemotherapy (carboplatin, doxorubicin) Chemotherapy (paclitaxel)	5.38E+09	6	PD	2.4	Progressive disease at 1.4 months PFS	New lesions
Ovarian, fallopian tube, or peritoneal cancer	4	Chemotherapy (carboplatin, paclitaxel) Bevacizumab + PARPi + chemotherapy (carboplatin, doxorubicin) Mirvetuximab Chemotherapy (topotecan)	6.46E+09	6	PD	2.6	Progressive disease at 1.4 months PFS	Non-target progression
Ovarian, fallopian tube, or peritoneal cancer	3	PARPi + chemotherapy (carboplatin, taxol) Bevacizumab + chemotherapy (carboplatin, doxorubicin) ADC (PRO1184)	3.02E+09	5	PD	14.2	Progressive disease at 1.4 months PFS	Target and non-target progression, new lesions
Ovarian, fallopian tube, or peritoneal cancer	3	Chemotherapy (carboplatin, paclitaxel) PARPi Chemotherapy (carboplatin, doxorubicin)	6.42E+09	7	PD	21.7	Progressive disease at 1.3 months PFS	Target lesion progression, new lesions
Ovarian, fallopian tube, or peritoneal cancer	3	Bevacizumab + chemotherapy (carboplatin, paclitaxel) Chemotherapy (caelyx, carboplatin) Chemotherapy (carboplatin, gemcitabine)	3.04E+09	5	PD	n/a	Progressive disease at 1.1 months	Death

N=20 patients in efficacy population included.

Data cutoff: August 7, 2026

ADC, antibody-drug conjugate; BOR, best overall response; DL, dose level; cCR, confirmed complete response; cPR, confirmed partial response; ICI, immune checkpoint inhibitor; max, maximum; OC, ovarian cancer; PARPi, poly(ADP-ribose) polymerase inhibitor; PD, progressive disease; PFS, progression-free survival; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease; TCR, T-cell receptor; TKI, tyrosine kinase inhibitor.

Prof. Dr. med. Antonia Busse, abstract #7231

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